EXHIBIT 99.8

Satyam acquires Knowledge Dynamics
▪	Acquisition in the Asia-Pac region to strengthen BI&DW practice
Hyderabad (India), July 21, 2005: Satyam Computer Services Ltd. (NYSE:SAY), a leading global consulting and IT services provider, today announced that it has acquired Singapore-based Knowledge Dynamics Pte. Ltd., a high-end consulting solutions provider in Business Intelligence.
The acquisition is an all-cash deal involving a consideration of US$ 3.3 mn of which US$ 1.8 mn is initial payment and the balance would be paid over two years. An additional sum of US$ 2.2 mn would be made as earn out payments based on certain set revenue and profitability targets over the next three years.
Commenting on the acquisition Mr. Ramalinga Raju, Founder and Chairman — Satyam said, “We continue to make progress on inorganic growth front to support our competency-lead growth strategy. We have acquired Knowledge Dynamics, a leading Business Intelligence solutions provider with significant presence in the ASEAN region. This acquisition should accelerate our aspiration of leadership in emerging competencies like Business Intelligence & Analytics; synergizing with our demonstrated leadership in Data Warehousing & Data Integration”.
Synergies between the two companies will lead to Satyam emerging as a partner of choice for its customers globally, as it now offers the entire Business Intelligence & Data Warehousing (BI & DW) footprint of Intelligence, Insight and Integration. Satyam will further leverage this acquisition to offer solutions on Knowledge Process Outsourcing (KPO) through Nipuna, its BPO subsidiary.
“We have built strong competencies and consulting skills in Business Intelligence and Analytics; strengthen by our IP, iDecisionsTM. By integrating with Satyam, Knowledge Dynamics will be able to leverage on the credibility built by Satyam’s existing BI & DW Practice and cross sell its service offerings to its Global clients,” said Mr. Venkat Narayanan, CEO Knowledge Dynamics.
Mr. Venkat Narayanan, will continue to lead the Knowledge Dynamics team following the acquisition. Knowledge Dynamics, which was founded in 1997, posted revenues in excess of S$6 million in 2005, and has recorded compounded annual growth rate of 47% in its top line between 2001 and 2004.

“This landmark deal marks the first merger and acquisition (M&A) activity in the Asia Pacific region by Satyam which is seeking to grow both its customer base and vertical competence beyond organic growth” said Mr. Virender Aggarwal, Director & Senior Vice President and Head of Satyam’s Asia Pacific operations. “It will allow Satyam to gain access to a prestigious existing customer base and leverage on Knowledge Dynamic’s high-value consulting but cost-effective solutions and our existing strengths in data warehousing, especially, large terabyte warehouses,” he added.
Said Mr. Vijay Prasad, Director & Senior Vice President of Satyam’s Enterprise Applications & Business Intelligence Unit, “In Knowledge Dynamics we have an outstanding strategic fit which will help us to position Satyam’s DWBI as a global niche consulting organisation equal to best”.
Analyst Predictions on BI and DW
Analysts predict a high growth of the BI Market. Last decade focused on creating the Enterprise through ERP, CRM and similar solutions. Organizations are now focusing on leveraging the data generated from their Packaged Implementations to make their enterprise more real time and more competitive .
“Worldwide BI&DW services market in 2005 is $22b, BI&DW market growth at CAGR 8.9%” — Gartner ; “The worldwide BI industry will reach $ 7.3b by the year 2008” — Forrester ; “BI tools market to double in the next four years to $1.2b in 2008 in the Asia Pac region (excl. Japan)” — IDC
About Knowledge Dynamics Pte. Ltd :
Knowledge Dynamics is in the business of helping consumer oriented organizations to efficiently and effectively utilize enterprise data to gain strategic and tactical advantage over its competitors. Established in 1997, Knowledge Dynamics has focused on BI & DW services and solutions. Headquartered in Singapore with subsidiaries in Malaysia and India, Knowledge Dynamics has a strong brand reputation as a niche consulting player in the APAC region with strong domain expertise in Financial Services and Telecom verticals and strong consulting skills in BI & DW. Knowledge Dynamics was awarded the Insight Award by Informatica TM in the Enterprise Data Warehouse category for the second time in 2005. For deployment Knowledge Dynamics uses iDecisions TM, its IP, which has data models covering the Enterprise and specific verticals.
About Satyam Computer Services Limited
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT Consulting Services Provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 20,000* highly-skilled professionals in Satyam work onsite, offsite, offshore and nearshore, to provide customized IT solutions for companies in several industry sectors. Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 410* global companies, of which 148* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 46 countries, across six continents. For more information visit us at: www.satyam.com
*As of June 30, 2005

For clarifications write to us at Corporate_Communications@Satyam.com
Or contact our global PR representatives at:

India	Rajesh, rajesh@perfectrelations.com, +91 40 55319862, +91 98490 42184

Europe	Priti Thakker, priti_thakker@satyam.com, +1 973 753 1858, +1 973 997 1149

US	Ivette Almeida, Ivette.almeida@annemcbride.com, +1 212 983 1702 ext 209, +1 201 232 0128

Asia- Pacific	Reshma Wad Jain, reshma@wer1.net, +65 6737 4844, +65 98140507
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 20-F concerning the fiscal year ended March 31, 2005 furnished to the United States Securities Exchange Commission on April 28, 2005 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov time to time. These filings are available at www.sec.gov